Exhibit 99D

MULTIPLE VOTING SHARES
                                      PROXY

The undersigned shareholder of CINAR Corporation (the "CORPORATION" or "CINAR") hereby appoints Robert Despres, failing whom, Stuart C. Snyder, in each case with full power of substitution, or instead of the foregoing, as the proxyholder
of the undersigned to attend and act for and on behalf of the undersigned at THE SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 11:00 A.M. (EASTERN TIME) ON TUESDAY, FEBRUARY 17, 2004 IN THE SALON HOCHELAGA 4, FAIRMONT QUEEN ELIZABETH HOTEL, 900 RENE-LEVESQUE BOULEVARD WEST, MONTREAL, QUEBEC, CANADA, and at any adjournment or postponement thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote, as directed below, all Variable Multiple Voting Shares of CINAR which the undersigned would be entitled to vote if then personally present, and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

The said proxyholder is specifically directed to vote the shares registered in the name of the undersigned as indicated below:

     FOR [ ] or AGAINST [ ] a special resolution to approve a plan of arrangement pursuant to section 192 of the CANADA BUSINESS CORPORATIONS ACT (the "Arrangement Resolution"), the full text of which resolution is set out in Appendix E to the Management Proxy Circular of the Corporation dated January 14, 2004 (the "Circular").

The undersigned hereby ratifies and confirms all that the said proxy may do by virtue hereof, granting to the said proxy full power and authority to act for and in the name of the undersigned at the said Meeting or at any adjournments or postponements thereof, and hereby revokes any proxy or proxies heretofore given to vote, attend or act with respect to the said shares.

The undersigned hereby acknowledges receipt of the Notice of Meeting dated January 14, 2004 and the Circular.

Date:                                      Print Name:

                                           Signature:

Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing.

(2) A SHAREHOLDER MAY APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OR AT ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY.

(3) THE SHARES REPRESENTED BY THIS PROXY WILL, ON ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN BY THE SHAREHOLDER; IN THE ABSENCE OF ANY CONTRARY INSTRUCTIONS, THIS PROXY WILL BE VOTED "FOR" THE ARRANGEMENT RESOLUTION.

(4) A duly completed form of proxy must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than the close of business on the last business day prior to the date of the Meeting or of any reconvening of the Meeting in case of adjournment or postponement, or with the Chairman of the Meeting prior to the commencement thereof.

(5) If this proxy is not dated in the space above, it will be deemed to bear the date on which it is mailed by the Corporation.

(6) Registered holders of shares are entitled to dissent from the Arrangement Resolution in accordance with the dissent procedures (the "Dissent Procedures") described in the section entitled "Dissenting Shareholder Rights" in the Circular and as set out in the section entitled "Rights of Dissent" in the Plan of Arrangement attached as Appendix C to the Circular. THE DISSENT PROCEDURES REQUIRE THAT A REGISTERED HOLDER OF SHARES OF THE CORPORATION WHO WISHES TO DISSENT MUST PROVIDE A DISSENT NOTICE TO THE CORPORATION NOT LATER THAN 5:00 P.M. ON THE SECOND BUSINESS DAY PRECEDING THE MEETING (OR ANY ADJOURNMENT THEREOF). IT IS IMPORTANT THAT SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT WHICH IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE CANADA BUSINESS CORPORATIONS ACT WHICH WOULD PERMIT A NOTICE OF DISSENT TO BE PROVIDED AT OR PRIOR TO THE MEETING. A shareholder may only exercise the right to dissent in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a holder (a "Beneficial Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Shareholders, including Beneficial Holders, who wish to dissent should carefully review the Dissent Procedures. THE FAILURE TO STRICTLY COMPLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT. AN INSTRUCTION IN THIS FORM OF PROXY TO VOTE AGAINST THE ARRANGEMENT RESOLUTION DOES NOT CONSTITUTE A NOTICE OF DISSENT.

               PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED